UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FOXBY CORP.
Common Stock

CUSIP NUMBER 46062H 10 0

Richard J. Shaker
D. B. A. Shaker Financial Services
1094 Magothy Circle
Annapolis, Maryland 21401

October 22, 2004

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

            *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No.  46062H 10 0

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1.         Name of Reporting Person and I.R.S. Identification Number

            Richard J. Shaker, DBA Shaker Financial Services

            IRS TIN 51-0434319

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2.         Check the Appropriate Row if a member of a Group (See Instructions)

(a)

(b)

N/A

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3.         SEC Use Only

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4.         Source of Funds    WC (of accounts managed by Shaker Financial Services)

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5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

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6.         Citizenship or Place of Organization            Richard J. Shaker is a U. S. citizen.

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Number of                                7.                Sole Voting Power          410,400
Shares Bene-                            ____________________________________
ficially Owned                           8.                Shared Voting Power                 0
by Each Reporting                     ____________________________________
Person With                              9.                Sole Dispositive Power    410,400
                                                ____________________________________
                                                10.               Shared Dispositive Power           0
                                                _____________________________________

8.         Aggregate Amount Beneficially Owned by Each Reporting Person

Accounts managed by  Richard J. Shaker, doing business as Shaker Financial Services, own 410,400 shares.   No additional shares are beneficially owned by Mr. Shaker, his relatives, or, to his knowledge, by any of his clients.

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9.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A

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10.        Percent of Class Represented by Amount in Row (11)

15.8%

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11.        Type of Reporting Person                      IA

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Item 1.                        Security and Issuer.

This Schedule 13D relates to the common stock of FOXBY CORP.  The address of the principal executive office of the Company is 11 Hanover Square, 12th floor, New York, NY  10005.

Item 2.                        Identity and Background.

            (a)        Name of Person Filing:

                        Richard J. Shaker, D.B.A. Shaker Financial Services

            (b)        Residence or Business Address:
                        1094 Magothy Circle
                        Annapolis, MD  21401

            The principal business office is:  Richard J. Shaker

            (c)        Present Principal Occupation:

            Shaker Financial, Inc. is a sole proprietorship formed for the purpose of managing investment portfolios.  Business is conducted from the office at 1094 Magothy Circle, Annapolis, MD  21401.

            (d)        Criminal Proceedings:

            During the past five years, Richard J. Shaker has not been convicted in any criminal proceeding.

            (e)        Judgments and Final Orders:

            During the past five years, Richard J. Shaker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f)        Citizenship:   U. S.

Item 3.                        Source and Amount of Funds or other Consideration.

            The purchase cost of the 410,400 shares of FOXBY Corp. in accounts managed by Shaker Financial Services was $948,821.  These funds were available in the accounts from direct contributions or sale of previously held investments.  No borrowing from a third party was necessary to obtain funds for the purchases.

Item 4.                        Purpose of Transaction.

            Shares were purchased in the normal course of business for investment, with the goal of obtaining a fair return.

Item 5.                        Interest in Securities of the Issuer.

            (a)        The aggregate number of shares of the common stock of FOXBY Corp. owned by accounts managed by Shaker Financial Services for the purposes of this Statement is 410,400 shares representing approximately 15.8% of the outstanding shares of common stock of FOXBY Corp.

            (b)        The number of shares of the common stock of FOXBY Corp. as to which Shaker Financial Services has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 410,400 shares of the common stock.  The number of shares of the common stock of FOXBY Corp. as to which Shaker Financial Services has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition is 0 shares of the common stock of FOXBY Corp..

            (c)        During the period September 2, 2004 through October 21, 2004, Shaker Financial Services purchased 4,600 shares of FOXBY Corp. for accounts that it manages.  The transactions are itemized below.

            Date                 P/S       Number of Shares         Price Per Share ($)       Total Cost

            Sep 10              P          4,600                            2.18                              10,028

            (d)  N/A

            (e)  N/A

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            There are no contracts, arrangements, understandings or relationships between Richard J. Shaker D.B.A. Shaker Financial Services and any person with respect to any securities of Shaker Financial Services, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.                        Material to be Filed as Exhibits.

            On September 7, 2004, I attended the shareholder meeting, where shareholders of over 1,000,000 shares of Foxby Corporation voted for my nominees for Board of Directors.  These votes represented a 65% majority of votes cast for any nominees.  Nonetheless, Thomas Winmill rejected my nominees, although he failed to make clear at the meeting on whose authority and for what reason he was doing so.

            Consequently, to protect the rights of the shareholders of Foxby Corporation, on October 12, 2004 I filed a complaint in the Circuit Court for Baltimore City.  The complaint asks the Court to;

            (a)  declare that the Shaker nominees are the duly elected directors at the 2004 annual meeting of the shareholders and issue injunctive relief requiring Foxby to recognize the Shaker nominees as directors;

            (b)  declare that any action taken by the Board between the time of the 2004 annual meeting and the time that the Court issues its declaratory and injunctive relief is null and void and enjoin the implementation of any such action;

            (c)  declare that the net asset value proposal was duly approved and adopted by a majority of votes cast by the shareholders at the 2004 annual meeting of shareholders;

            (d)  declare, in the alternative, that none of the management nominees were elected to the position of director at the 2004 annual shareholder meeting, and further declare that in the event that directors are not elected at the 2005 annual meeting, any shareholder may position the Court for an order dissolving Foxby;

            (e)   declare that the bylaw amendments adopted by the Board since 2002 are null and void and enjoin the application of such amendments to the 2004 annual meeting or any other meeting of shareholders;

            (f)  award attorneys fees, experts’ fees and costs incurred in the prosecution of this action

            (g)  provide any other relief the Court deems just and proper.

SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 22, 2004                   SHAKER FINANCIAL SERVICES

                                                            By:/s/Richard J. Shaker
                                                                     Richard J. Shaker, Shaker Financial Services